

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



OMB APPROVAL

OMB Number:	3235-0123
Expires:	October 31, 2004

Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 52661

FACING PAGE   03002796
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/02____ AND ENDING____12/31/02____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERNATIONAL EQUITY SERVICES, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

____95 CHURCH STREET   SUITE A____
                           (No. and Street)

WHITE PLAINS	NY	10601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____MR. PAUL DOS SANTOS____   ____914-949-9183____
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____KIRSCHNER & PASTERNACK LLP____
                (Name – if individual, state last, first, middle name)

8 BOND STREET SUITE 100	GREAT NECK	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 0 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _PAUL DOS SANTOS_, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _INTERNATIONAL EQUITY SERVICES, INC._, as of _DECEMBER 31_, 20 _02_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL EQUITY SERVICES, INC.

FINANCIAL STATEMENTS

FOR THE PERIOD ENDING

DECEMBER 31, 2002

INTERNATIONAL EQUITY SERVICES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2002

TABLE OF CONTENTS

KIRSCHNER & PASTERNACK LLP

CERTIFIED PUBLIC ACCOUNTANTS
8 BOND STREET • SUITE 100
GREAT NECK, N.Y. 11021

(516) 829-6767 • FAX (516) 829-2828

STEPHEN J. KIRSCHNER, CPA
JAN S. PASTERNACK, CPA
GEORGE J. MOSKOWITZ, CPA
BERNARD SPEAR, CPA

ROBERT J. GRANT, PA, EA

63 WALL STREET
SUITE 1903
NEW YORK, N.Y. 10005

INDEPENDENT AUDITORS' REPORT

Mr. Paul Dos Santos, President
International Equity Services, Inc.
95 Church Street, Suite A
White Plains, NY 10601

We have audited the accompanying balance sheet of International Equity Services, Inc. (a corporation) as of December 31, 2002, and the related statements of operations, changes in capital, and cash flows for the year then ended. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Equity Services, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with general accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Kirschner & Pasternack LLP

Certified Public Accountants

January 21, 2003

1

INTERNATIONAL EQUITY SERVICES, INC.
BALANCE SHEET
December 31, 2002

ASSETS

Current Assets:	
Cash and cash equivalents	$ 6,840
Due from broker	9,430
	16,270
Other Assets:	
Accrued income	2,047
Total Assets	$ 18,317

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accrued expenses	$ 2,590
Commitments and contingencies	-
Stockholders' equity	15,727
Total liabilities and stockholders' equity	$ 18,317

See accountants' report attached.

INTERNATIONAL EQUITY SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenue	
Commissions	$161,877
Fees	449
Miscellaneous	815
Total Revenue	163,141
Expenses	
Commissions	76,600
Advertising	36,571
Office supplies and expenses	20,333
Rent	18,592
Clearing charge	16,789
Computer expense	12,600
Seminars	4,328
Fees and permits	4,371
Professional fees	3,967
Telephone	3,330
Dues and subscriptions	750
Bank charges	248
Miscellaneous	1,377
State tax	100
Total Expenses	199,956
Net Loss	$ (36,815)

INTERNATIONAL EQUITY SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Capital Stock, 200 shares authorized, 20 shares issued and outstanding, no par value	$ 30,500
Retained Earnings-beginning	22,042
Loss for Period	(36,815)
Total Stockholders' Equity	$ 15,727

INTERNATIONAL EQUITY SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net loss	$(36,815)
Adjustments to reconcile net loss with net cash used in operating activities:	
Increase in due to broker	(95)
Decrease in accrued income	36,571
Decrease in accrued expenses payable	(4,252)
Total adjustments	32,224
Net cash used in operating activities	(4,591)
Net decrease in cash and cash equivalents	(4,591)
Cash and cash equivalents-beginning of period	11,431
Cash and cash equivalents-end of period	$ 6,840
Supplemental disclosure of cash flow information:	
Cash paid for interest	$ -
Cash paid for taxes	$ 100

NOTE 1 -   <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Business Activity</u>

International Equity Services, Inc. (The Company) began business on May 3, 2000. Its primary business activity is acting as an intermediary facilitating the purchase of mutual funds by investors.

<u>Cash and Cash Equivalents</u>

The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be "cash equivalents".

Historically, the Company has had cash in excess of $100,000 on deposit in individual banks. The Federal Deposit Insurance Company Corporation (FDIC) insures only the first $100,000 of funds at member banks.

<u>Revenue Recognition</u>

Commission Income (and the recognition of related income and expenses) are recorded at the time the commissions are earned from completed sales.

NOTE 1 - CONTINUED

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

The company has elected to be taxed as a subchapter S Corporation (a pass through entity) therefore taxes are paid by its shareholders.

NOTE 3 - COMMITMENTS

The Company occupies space at a location leased by an affiliate. At present, the company is a month to month tenant and is allocated rent proportionately by the affiliate.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1000%. At December 31, 2002, the Company's net capital of $13,491 was $8,491 in excess of the required net capital of $5,000. The company's net capital ratio was 19.2%.

INTERNATIONAL EQUITY SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1
DECEMBER 31, 2002

NET CAPITAL COMPUTATION

Credit Factors	
Capital	$ 15,727
Total Credit Factors	15,727
Debit Factors	
Capital Not Allowable for Net Capital (2% of due from brokers)	189
Non-allowable assets (accrued income)	2,047
	2,236
Net Capital	13,491
Less: Minimum Net Capital Requirements	5,000
Remainder: Capital in Excess of All Requirements	$ 8,491

Capital Ratio (Maximum Allowance 1000%)
  *Aggregate Indebtedness

$$\frac{\$ 2,590}{} = 19.2\%$$

Divided by: Net Capital $13,491

*Aggregate Indebtedness:	
Accounts Payable and Accrued Expenses	$ 2,590
Total Aggregate Indebtedness	$ 2,590
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2002) Net Capital as Reported in Company's Part II (Unaudited) FOCUS Report	$ 13,491
Audit Adjustments	0
Net Capital per Above	$ 13,491

SUPPLEMENTARY INFORMATION

KIRSCHNER & PASTERNACK LLP

CERTIFIED PUBLIC ACCOUNTANTS
8 BOND STREET • SUITE 100
GREAT NECK, N.Y. 11021

(516) 829-6767 • FAX (516) 829-2828

STEPHEN J. KIRSCHNER, CPA
JAN S. PASTERNACK, CPA
GEORGE J. MOSKOWITZ, CPA
BERNARD SPEAR, CPA

ROBERT J. GRANT, PA, EA

63 WALL STREET
SUITE 1903
NEW YORK, N.Y. 10005

Mr. Paul Dos Santos, President
International Equity Services, Inc.
95 Church Street, Suite A
White Plains, NY 106101

In planning and performing our audit of the financial statements of International Equity Services, Inc. (a corporation) for the period ended December 31, 2002, we considered their internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Sentinel Brokers Company, Inc. and Sentinel brokers Company that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II); (2) in complying with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to

above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may be inadequate because of changes in conditions or that the effectiveness of their of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report recognizes that it is not practical in an organization the size of International Equity Services, Inc. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance of management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding focus report part II A filing, except as noted in Schedule 1.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Kuschmann & Pastunach LLP

Certified Public Accountants

January 21, 2003